Anthony W. Basch 804 / 771-5725 awbasch@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

April 4, 2008

By EDGAR and U.S. Mail

Max A. Webb, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sino-Global Shipping America, Ltd
Amendment No. 3 to Registration Statement on Form S-1
File No: 333-148611

Dear Mr. Webb:

On behalf of Sino-Global Shipping America Ltd. (the “Registrant”) and in response to the comments set forth in your letter dated March 26, 2008, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 3 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

Consolidated Balance Sheets, page F-3
1.
It appears that you have early adopted SFAS 160 “Non-controlling Interests in Consolidated Financial Statements.” SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and early adoption is prohibited. Accordingly, please classify non-controlling interest outside of permanent equity in a manner similar to the line item as set forth in Rule 5-02 (27) of Regulation S-X.

The Registrant has not early adopted SFAS 160 “Non-controlling Interests in Consolidated Financial Statements” and has revised the registration statement to clarify this fact. In particular, the Registrant has classified non-controlling interests outside of permanent equity in the manner prescribed by Rule 5-02(27) of Regulation S-X for mandatorily redeemable stock. Additionally, the Registrant has added language on pages 39 and F-10 to clarify that “Early adoption is prohibited, and, accordingly, we have not yet adopted SFAS 160.”

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Max A. Webb, Esq.
April 4, 2008

2.
In addition, please confirm that non-controlling interest represents only the ten percent of Sino-China’s net income not attributable to you since it appears to us to be approximately 16% of total historical earnings (sum of retained earnings and non-controlling interests). Revise as necessary.

Pursuant to a phone call with Commission Staff, the Registrant has calculated the net income and losses for Sino-China from the commencement of operations until December 31, 2007. The non-controlling interest appears to represent more than 10% of total historical earnings.  This is due to Sino-China’s general absence of net income for fiscal years prior to June 30, 2006.  The control agreements require Sino-China to pay the Registrant a percentage of its net income, but not a percentage of its net losses.  The following is a computation to illustrate the ratio of non-controlling interest to total historical earnings and other non-controlling interest components at December 31, 2007:

Paid in capital	$357,444
Accumulated other comprehensive loss	(9,843)
Retained earnings	1,681,514
Other adjustments	2,816
2,031,931
Non-controlling interest	313,683
Percentage	15.4%

Upon review of these materials, the Registrant has determined that the initially provided financial information remains correct.  In order to clarify the Registrant’s consolidation procedures, the Registrant has added the following language to pages 5, 28, 32 and F-7:  “We do not receive any payment from Sino-China unless Sino-China recognizes net income during its fiscal year. These agreements do not entitle us to any consideration if Sino-China incurs a net loss during its fiscal year.”

Max A. Webb, Esq.
April 4, 2008

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely, /s/ Anthony W. Basch Anthony W. Basch

cc:	John Stickel, Esq.
Mr. Cao Lei
Mr. Chi Tai Shen
Mr. L. McCarthy Downs III
Bradley A. Haneberg, Esq.

Enclosures:
Three (3) redlined copies of Third Amendment to
Registration Statement on Form S-1